EXHIBIT 4.2

AMENDMENT
to the
RIGHTS AGREEMENT
between
REDBACK NETWORKS INC.
and
US STOCK TRANSFER CORPORATION

This first Amendment (the “Amendment”) to the Rights Agreement is made and entered into as of May 21, 2002 between REDBACK NETWORKS INC., a Delaware corporation (the “Company”), and US STOCK TRANSFER CORPORATION, as Rights Agent (the “Rights Agent”).

B A C K G R O U N D

WHEREAS, the Company and the Rights Agent entered into the Rights Agreement dated as of June 12, 2001 (the “Rights Agreement”);

WHEREAS, Section 27 of the Rights Agreement provides that, in certain circumstances, the Company may supplement or amend the Rights Agreement without the approval of any holders of Rights;

WHEREAS, the Company and NOKIA FINANCE INTERNATIONAL BV (the “Investor”), a private company with limited liability organized under the laws of the Netherlands, and a subsidiary of NOKIA CORPORATION, a Finnish corporation, are concurrently entering into a Common Stock and Warrant Purchase Agreement dated as of May 21, 2002 (the “Purchase Agreement”), pursuant to which Investor will purchase, and the Company will issue and sell, 17,723,297 shares of common stock, par value $0.0001 per share, of the Company (“Common Stock”), and a warrant to purchase up to that number of shares of Common Stock as may be necessary to increase the Investor’s aggregate holdings of Common Stock to 31,901,467 shares of Common Stock;

WHEREAS, the Company and the Investor are also entering into an Investor’s Rights Agreement, dated as of May 21, 2002, pursuant to which the Company is granting to the Investor certain pre-emptive rights to purchase Common Stock and certain rights to purchase Common Stock as an exception from standstill restrictions imposed on the Investor under the Investor’s Rights Agreement;

WHEREAS, on May 20, 2001, the Board of Directors of the Company resolved to amend the Rights Agreement to render the Rights inapplicable to the transactions contemplated by the Purchase Agreement and the related agreements; and

WHEREAS, the Company desires to modify the terms of the Rights Agreement in certain respects as set forth herein, and in connection therewith, is entering into this Amendment and directing the Rights Agent to enter into this Amendment;

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.    Effect of Amendment.    Except as expressly provided herein, the Rights Agreement shall be and remain in full force and effect.

2.    Capitalized Terms.    All capitalized, undefined terms used in this Amendment shall have the meanings assigned thereto in the Rights Agreement.

3.    Supplement to Definitions.    The definitions contained in Section 1 of the Rights Agreement shall be supplemented by adding the following:

“Purchase Agreement” shall mean the Common Stock and Warrant Purchase Agreement dated as of May 21, 2002, by and between the Company and the Investor.

“Initial Shares” shall mean the 17,723,297 shares of Common Stock to be issued and sold to the Investor under the terms of the Purchase Agreement.

“Warrant” shall mean the warrant to purchase up to that number of shares of Common Stock as may be necessary to increase the Investor’s aggregate holdings of Common Stock (together with any securities purchased pursuant to Section 3 of the Investor’s Rights Agreement) to 31,901,497 shares of Common Stock, to be issued to the Investor effective May 21, 2002 under the terms of the Purchase Agreement.

“Investor’s Rights Agreement” shall mean the Investor’s Rights Agreement dated as of May 21, 2002, entered into between the Company and the Investor in connection with the issuance and sale of the Initial Shares and the Warrant.

“Investor” shall mean Nokia Finance International BV, a private company with limited liability organized under the laws of the Netherlands, and a subsidiary of Nokia Corporation, a Finnish corporation.

4.    Section 1(a) of the Rights Agreement is hereby amended by adding the following new sentence immediately after the first sentence of Section 1(a) and immediately preceding the second sentence of Section 1(a):

“Notwithstanding any of the foregoing, neither the Investor nor any of its Affiliates or Associates shall be deemed an Acquiring Person on account of the purchase by the Investor of the Initial Shares or the Warrant, or on account of the exercise by the Investor (or a permitted transferee) of the Warrant, or on account of the exercise by the Investor of the purchase rights contained in Sections 3 and 8(b) and (c) of the Investor’s Rights Agreement; provided, however, that in the event that the Investor or any of its Affiliates or Associates shall become the Beneficial Owner of any additional shares of Common Stock (other than by purchase of the Initial Shares or the Warrant, by exercise of the Warrant, by exercise of the purchase rights contained in Sections 3 and 8(b) and (c) of the Investor’s Rights Agreement, pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), then the Investor and its Affiliates and Associates shall be deemed to be “Acquiring Persons” unless upon becoming the Beneficial Owner of such additional shares of Common Stock, the Investor and its Affiliates and Associates do not beneficially own 15% or more of the shares of Common Stock then outstanding.”

5.    Effective Date.    This Amendment is effective as of May 21, 2002, immediately prior to the closing of the sale of the Initial Shares.

6.    Governing Law.    This Amendment shall be governed by, construed and enforced in accordance with the laws of the State of Delaware without reference to the conflicts or choice of law principles thereof.

7.    Counterparts.    This Amendment may be executed in separate counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument.

8.    Fax Transmission.    A facsimile, telecopy or other reproduction of this Amendment may be executed by one or more parties hereto, and an executed copy of this Amendment may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of the Amendment as well as any facsimile, telecopy or other reproduction thereof.

IN WITNESS WHEREOF, the Company and the Rights Agent have caused this Amendment to be duly executed as of the day first above written.

REDBACK NETWORKS INC.

By:	/s/ Dennis P. Wolf
Name: Title:	Dennis P. Wolf Vice President of Finance and Administration and Chief Financial Officer

US STOCK TRANSFER CORPORATION as Rights Agent

By:	/s/ Bridget Barela

Name:	Bridget Barela

Title:	Assistant Vice President